

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 SEP -9 AM 7:21

5 September 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



03029848

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a printout of our Company's 2003 Interim Report as posted to the website of The Stock Exchange of Hong Kong Limited for your records. The hard copies of the 2003 Interim Report will be despatched to the shareholders of our Company on or about 11 September 2003.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

dlo 9/9

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

CORPORATE INFORMATION

As at 22 August 2003

Board of Directors

Executive Directors
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr KUOK Khoon Ho
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Roberto V. ONGPIN
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei
Mr KUOK Khoon Ho
Mr HO Kian Guan
Mr TOW Heng Tan

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr TOW Heng Tan

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Company's Website

http://www.shangri-la.com

Financial Information

http://www.ir.shangri-la.com

The Directors of Shangri-La Asia Limited (the "Company") wish to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2003. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors is set out on page 3.

Due to a change in accounting policy concerning deferred taxation on adoption of the revised Hong Kong Statement of Standard Accounting Practice No. 12 "Income Taxes" with effect from 1 January 2003, the financial statements of the previous year have been restated. Accordingly, numbers of the previous financial year where referred to for comparison purposes refer to restated numbers.

The consolidated profit attributable to shareholders for the six months ended 30 June 2003 was US$5.6 million (US0.26 cents per share) compared to US$47.9 million (US2.20 cents per share) in the same period last year.

The consolidated net asset value stood at US$2,557 million (US$1.17 per share) as at 30 June 2003 compared to US$2,558 million (US$1.17 per share) as at 31 December 2002 and the Group's net borrowings (total of bank loans, overdrafts and other borrowings less cash and bank balances) to shareholders' equity ratio ("Gearing Ratio") was 41.1% as at 30 June 2003 compared to 39.6% as at 31 December 2002.

The Directors have declared an interim dividend of **HK6 cents** per share in cash for 2003 (2002: HK7 cents per share) payable on Tuesday, 18 November 2003, to shareholders whose names appear on the Registers of Members of the Company on Friday, 19 September 2003, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash.

A circular containing details of the scrip dividend scheme together with an election form will be sent to the relevant shareholders on or about Friday, 3 October 2003. The scrip dividend scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2003 wholly in cash.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the company to review the interim financial report set out on pages 4 to 15.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

PricewaterhouseCoopers
Certified Public Accountants

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	For the six months ended 30 June 2003 US$'000	Restated 2002 US$'000
Turnover		221,978	290,206
Cost of sales		(102,014)	(117,616)
Gross profit		119,964	172,590
Other revenues		12,529	7,972
Marketing expenses		(10,451)	(12,315)
Administrative expenses		(22,588)	(24,929)
Other operating expenses		(64,113)	(64,804)
Operating profit before finance costs		35,341	78,514
Finance costs		(23,232)	(21,080)
Operating profit	3	12,109	57,434
Share of results of associated companies		15,718	21,688
Profit before taxation		27,827	79,122
Taxation	4	(20,653)	(25,209)
Profit after taxation		7,174	53,913
Minority interests		(1,575)	(5,985)
Profit attributable to shareholders		5,599	47,928
Interim dividend		16,767	19,534
Basic earnings per share	5	US0.26 cents	US2.20 cents
Diluted earnings per share	5	N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	As at 30 June 2003 US$'000	Restated As at 31 December 2002 US$'000
Non-current assets			
Fixed assets	6	**3,628,905**	3,605,066
Negative goodwill		**(119,056)**	(122,085)
Associated companies		**717,428**	724,774
Long term investments		**1,837**	1,892
		4,229,114	4,209,647
Current assets			
Inventories		**15,680**	15,699
Accounts receivable, prepayments and deposits	7	**58,445**	61,713
Due from associated companies		**93,813**	89,076
Due from minority shareholders		**15,188**	15,195
Other investments		**46,623**	37,491
Cash and bank balances		**112,543**	127,261
		342,292	346,435
Current liabilities			
Accounts payable and accruals	8	**113,628**	131,613
Due to minority shareholders		**4,643**	4,753
Taxation		**2,052**	4,905
Bank loans and overdrafts		**170,062**	130,099
		290,385	271,370
Net current assets		**51,907**	75,065
Total assets less current liabilities		**4,281,021**	4,284,712
Financed by:			
Share capital	9	**281,788**	281,788
Reserves		**2,030,075**	2,036,257
Retained profits	10	**228,373**	239,541
Proposed dividend		**16,767**	–
Shareholders' funds		**2,557,003**	2,557,586
Minority interests and loans		**385,447**	383,298
		2,942,450	2,940,884
Non-current liabilities			
Bank loans and other borrowings		**994,153**	1,010,869
Deferred taxation		**344,418**	332,959
		4,281,021	4,284,712

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	For the six months ended 30 June	
	2003	2002
	US$'000	*US$'000*
Net cash from operating activities	**5,005**	53,502
Net cash used in investing activities	**(43,049)**	(1,827)
Net cash from/(used in) financing activities	**21,366**	(49,113)
(Decrease)/increase in cash and cash equivalents	**(16,678)**	2,562
Cash and cash equivalents at 1 January	**126,723**	103,392
Cash and cash equivalents at 30 June	**110,045**	105,954
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**112,543**	106,618
Bank overdrafts	**(2,498)**	(664)
	110,045	105,954

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Capital redemption reserve US$'000	Hotel properties revaluation reserve US$'000	Share of revaluation reserves in associated companies: Hotel properties US$'000	Share of revaluation reserves in associated companies: Investment properties US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Retained profits US$'000	Total US$'000
At 1 January 2003, as previously reported	281,788	531,976	389,741	10,666	536,682	66,951	175,733	(161,136)	601,490	1,057	457,258	2,892,206
Change in accounting policy												
- accounted for additional provision for net deferred tax liabilities *(note 1)*	-	-	-	-	(62,448)	(13,152)	(41,303)	-	-	-	(138,100)	(255,003)
- reversal of amortisation of negative goodwill *(note 1)*	-	-	-	-	-	-	-	-	-	-	(79,617)	(79,617)
At 1 January 2003, as restated	281,788	531,976	389,741	10,666	474,234	53,799	134,430	(161,136)	601,490	1,057	239,541	2,557,586
Deficit on valuation, net of deferred tax liabilities	-	-	-	-	-	-	(7,445)	-	-	-	-	(7,445)
Exchange differences *(note 11)*	-	-	-	-	-	-	-	1,263	-	-	-	1,263
Net gains/(losses) not recognised in the profit and loss account	-	-	-	-	-	-	(7,445)	1,263	-	-	-	(6,182)
Profit for the period	-	-	-	-	-	-	-	-	-	-	5,599	5,599
At 30 June 2003	***281,788***	***531,976***	***389,741***	***10,666***	***474,234***	***53,799***	***126,985***	***(159,873)***	***601,490***	***1,057***	***245,140***	***2,557,003***
At 1 January 2002, as previously reported	281,406	530,725	389,741	10,441	563,947	95,797	182,197	(182,119)	601,490	557	406,555	2,880,737
Change in accounting policy												
- accounted for additional provision for net deferred tax liabilities *(note 1)*	-	-	-	-	(64,465)	(21,239)	(46,787)	-	-	-	(120,815)	(253,306)
- reversal of amortisation of negative goodwill *(note 1)*	-	-	-	-	-	-	-	-	-	-	(68,287)	(68,287)
At 1 January 2002, as restated	281,406	530,725	389,741	10,441	499,482	74,558	135,410	(182,119)	601,490	557	217,453	2,559,144
Reserve transfer to retained profits on disposal of partial interest in a subsidiary	-	-	-	-	(205)	-	-	-	-	-	205	-
Exchange differences *(note 11)*	-	-	-	-	-	-	-	38,523	-	-	-	38,523
Net gains/(losses) not recognised in the profit and loss account	-	-	-	-	(205)	-	-	38,523	-	-	205	38,523
Profit for the period, as previously reported	-	-	-	-	-	-	-	-	-	-	62,078	62,078
Change in accounting policy												
- accounted for additional provision for net deferred tax liabilities *(note 1)*	-	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
- reversal of amortisation of negative goodwill *(note 1)*	-	-	-	-	-	-	-	-	-	-	(5,665)	(5,665)
Profit for the period, as restated	-	-	-	-	-	-	-	-	-	-	47,928	47,928
2001 final dividend paid	-	-	-	-	-	-	-	-	-	-	(22,325)	(22,325)
Reserve realised on disposal of partial interest in a subsidiary	-	-	-	-	-	-	(27)	-	-	-	-	(27)
At 30 June 2002	281,406	530,725	389,741	10,441	499,277	74,558	135,383	(143,596)	601,490	557	243,261	2,623,243

NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

1. **Principal accounting policies and basis of presentation**

The unaudited condensed consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the 2002 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has changed an accounting policy following its adoption of the following revised SSAP 12 issued by the HKSA which became effective for accounting periods commencing on or after 1 January 2003. Certain comparative figures have also been restated to conform with the current period's presentation.

SSAP 12 "Income Taxes"

In accordance with the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax bases. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Summary of Effects of this Change in Accounting Policy:

	Hotel properties revaluation	Share of revaluation reserves in associated companies						
Debit/(Credit)	reserve US$'000	Hotel properties US$'000	Investment properties US$'000	Retained profits US$'000	Negative goodwill US$'000	Deferred taxation US$'000	Minority interests US$'000	Interests in associated companies US$'000
Accumulated effects as at 1 January 2002								
– Additional provision for net deferred tax liabilities	64,465	21,239	46,787	120,815	–	(141,591)	21,501	(133,216)
– Reduction of negative goodwill as a result of restatement of deferred tax liabilities on the date of acquisition of subsidiaries and associated companies	–	–	–	–	169,950	(169,950)	–	–
– Reversal of amortisation of negative goodwill	–	–	–	68,287	(68,287)	–	–	–
	64,465	21,239	46,787	189,102	101,663	(311,541)	21,501	(133,216)
Effects for the year ended 31 December 2002								
– (Reversal of)/additional provision for net deferred tax liabilities	(2,017)	(8,087)	(5,484)	17,285	–	(9,199)	1,411	6,091
– Reversal of amortisation of negative goodwill	–	–	–	11,330	(11,330)	–	–	–
	(2,017)	(8,087)	(5,484)	28,615	(11,330)	(9,199)	1,411	6,091
Accumulated effects as at 31 December 2002	62,448	13,152	41,303	217,717	90,333	(320,740)	22,912	(127,125)

The amount of additional provision for net deferred tax liabilities after minority interests charged to and the amount of amortisation of negative goodwill reversed from the profit and loss accounts for the six months ended 30 June 2002 were US$8,485,000 and US$5,665,000, respectively.

2. **Segmental reporting**

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office and commercial
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results ***(US$ million)***
For the six months ended 30 June 2003 (unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Others	Elimination	Group
Turnover									
External sales	43.6	60.1	32.2	31.9	14.3	28.3	11.6	–	222.0
Inter-segment sales	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	–
Total	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
Results									
Segment results	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	–	22.5
Interest income									1.4
Dividend income									0.8
Net unrealised gain on other investments									9.4
Unallocated corporate expenses									(1.8)
Amortisation of negative goodwill									3.0
Operating profit before finance costs									35.3
Finance costs									(23.2)
Operating profit									12.1
Share of results of associated companies	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
Taxation									(20.6)
Minority interests									(1.6)
Profit attributable to shareholders									5.6

2. Segmental reporting *(Continued)*

Segment revenue and results *(US$ million)*
For the six months ended 30 June 2002 (unaudited)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Others	Elimination	Group
Turnover									
External sales	70.2	85.0	35.5	42.8	17.1	27.2	12.4	–	290.2
Inter-segment sales	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	–
Total	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
Results									
Segment results	12.2	27.4	9.3	11.5	7.4	1.1	2.7	–	71.6
Interest income									1.9
Dividend income									0.9
Net realised gain on other investments									1.1
Net unrealised gain on other investments									3.8
Unallocated corporate expenses									(2.7)
Amortisation of negative goodwill									2.7
Loss on disposal of partial interest in a subsidiary									(0.8)
Operating profit before finance costs									78.5
Finance costs									(21.1)
Operating profit									57.4
Share of results of associated companies	–	19.5	–	1.3	–	0.3	0.6	–	21.7
Taxation									(25.2)
Minority interests									(6.0)
Profit attributable to shareholders									47.9

Reconciliation of profit attributable to shareholders
For the six months ended 30 June 2002

Profit attributable to shareholders, as previously reported	62.1
Adjustment on amortisation of negative goodwill due to restatement of the fair value of deferred tax liabilities upon acquisition of subsidiaries and associated companies as required by the revised SSAP 12	(5.7)
Adjustment on additional provision for net deferred tax liabilities after minority interests as required by the revised SSAP 12	(8.5)
Profit attributable to shareholders, as restated	47.9

2. **Segmental reporting** *(Continued)*

An analysis of the Group's turnover and results for the period by business segments is as follows:

	For the six months ended 30 June			
	2003		2002	
	Turnover	**Segment Results**	Turnover	Segment Results
	US$ million	***US$ million***	*US$ million*	*US$ million*
Hotel operation				
– Room rentals	**100.6**		140.7	
– Food and beverage sales	**92.4**		113.6	
– Rendering of ancillary services	**18.0**		24.1	
	211.0	**21.5**	278.4	64.8
Hotel management and related service fees	**11.5**	**(1.0)**	16.1	4.4
Property rentals	**7.8**	**2.0**	7.3	2.4
Elimination	**(8.3)**	**–**	(11.6)	–
	222.0	**22.5**	290.2	71.6

3. **Operating profit**

	Unaudited For the six months ended 30 June	
		Restated
	2003	2002
	US$'000	*US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**1,402**	1,902
Dividend income from other investments	**796**	854
Amortisation of negative goodwill	**3,026**	2,750
Net realised gain on other investments	**27**	1,069
Net unrealised gain on other investments	**9,418**	3,824
Charging		
Depreciation of fixed assets	**17,385**	23,208
Discarding of fixed assets due to properties renovations	**8,682**	–
Cost of inventories sold or consumed in operation	**29,249**	34,402
Staff costs	**74,283**	81,005
Loss on disposal of partial interest in a subsidiary	**–**	795
Total finance costs	**23,918**	21,657
Less: amount capitalised	**(686)**	(577)
Net finance costs expensed	**23,232**	21,080

4. Taxation

	Unaudited For the six months ended 30 June	
		Restated
	2003	2002
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the period	**216**	3,520
– Deferred	**1,901**	594
Taxation outside Hong Kong		
– Provision for the period	**3,502**	7,070
– Deferred	**9,077**	5,930
Share of taxation attributable to associated companies	**5,957**	8,095
	20,653	25,209

(a) Hong Kong profits tax is provided at 17.5% (2002: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate as disclosed in note 1 above.

5. Earnings per share

(a) Basic earnings per share of US0.26 cents (2002 as restated: US2.20 cents) is calculated based on the profit attributable to shareholders of US$5,599,000 (2002 as restated: US$47,928,000) and the weighted average number of 2,179,656,182 shares (2002: 2,176,659,912 shares) in issue during the period.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

6. Fixed assets

Total addition to costs of fixed assets including expenditure on properties under development for the six months ended 30 June 2003 amounted to US$50,734,000. Fixed assets with a net book value of US$8,784,000 were discarded due to properties renovations and recorded a loss of US$8,682,000. The Group also disposed fixed assets with a net book value of US$1,197,000 during the period and recorded a loss on disposal of US$640,000.

7. Accounts receivable, prepayments and deposits

The age analysis of trade debtors was as follows:

	Unaudited 30 June 2003	Audited 31 December 2002
	US$'000	*US$'000*
0–3 months	**17,519**	28,634
4–6 months	**1,032**	1,239
over 6 months	**976**	531
	19,527	30,404

The Group has a defined credit policy. The general credit term is 30 days.

8. **Accounts payable and accruals**

The age analysis of trade creditors was as follows:

	Unaudited 30 June 2003 *US$'000*	Audited 31 December 2002 *US$'000*
Accounts payable in the next:		
0–3 months	**16,094**	22,765
4–6 months	**706**	429
over 6 months	**1,158**	1,614
	17,958	24,808

9. **Share capital**

There is no movement in the authorised and issued share capital during the period. As at 30 June 2003, the number of authorised and issued ordinary shares of HK$1 each remained at 5,000,000,000 shares and 2,179,656,182 shares respectively.

10. **Retained profits**

Due to the adverse impact of the outbreak of Severe Acute Respiratory Syndrome in Hong Kong, Mainland China and other countries in South East Asia on the results of the Group for the first six months of 2003, the Board of Directors of the Company at the board meeting held on 21 May 2003 resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend was recommended to be declared for such period. As a result, the amount US$13,972,000 previously disclosed as proposed dividend in the audited consolidated balance sheet as at 31 December 2002 included in the Company's 2002 annual report is reclassified as part of the retained profits in the restated consolidated balance sheet as at 31 December 2002 in this interim report.

11. **Exchange differences arising on translation**

The amount of US$1,263,000 (2002: US$38,523,000) represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

The Group has an economic hedge in terms of currency risk to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand, Mainland China and the Philippines where exchange controls apply) are immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

12. **Related party transactions**

	Unaudited For the six months ended 30 June 2003 *US$'000*	2002 *US$'000*
(a) Transactions with companies within the Kuok Group		
Receipt of hotel management and related services and royalty fees	**914**	889
Reimbursement of office expenses	**516**	672
Payment of office rental, administration and related expenses	**265**	267
Payment of land rental for hotel site	**729**	867
Payment of insurance premium, godown and transportation rental	**865**	753
Payment of renovation project service fees and reimbursement of staff cost	**49**	133
Receipt of laundry service fees	**302**	375
(b) Transactions with associated companies		
Receipt of hotel management and related services and royalty fees	**1,255**	2,273

12. **Related party transactions** *(Continued)*

		30 June 2003 US$'000	31 December 2002 US$'000
(c)	**Financial assistance provided to companies within the Kuok Group**		
	Balance of loan to an investee company	**1,560**	1,640
	Balance of loan to an associated company	**30,456**	30,631
(d)	**Financial assistance provided by companies within the Kuok Group**		
	Balance of loan to subsidiaries	**16,217**	16,256
(e)	**Financial assistance provided to an associated company**		
	Balance of loan to an associated company	**9,735**	9,735

There are no material changes to the terms of these transactions during the period.

Save as mentioned above and under note 13 (a) (ii) below, there is no other disclosure required to be made under SSAP 25.

13. **Contingent liabilities and charges over assets**

(a) **Contingent liabilities**

As at 30 June 2003, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries, and which also represented the financial exposure of the Company as at 30 June 2003, amounts to US$951,288,000 (31 December 2002: US$943,729,000). A guarantee of US$29,759,000 executed by the Company in favour of a bank for securing banking facilities granted to an associated company as at 31 December 2002 has been cancelled following the full repayment of the loan.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 30 June 2003 amounts to US$19,034,000 (31 December 2002: US$44,764,000).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract entered during the period. The maximum cumulative amount of liability under such guarantee is A$10,000,000.

(b) **Charges over assets**

As at 30 June 2003, bank loan and banking facility of a subsidiary amounting to US$12,414,000 (31 December 2002: US$12,371,000) were secured by charges over the hotel properties and other fixed assets of that subsidiary with net book values totalling US$56,985,000 (31 December 2002: US$57,537,000) and other assets totalling US$2,849,000 (31 December 2002: US$2,917,000). Bank loan of a subsidiary amounting to US$4,201,000 (31 December 2002: US$5,075,000) was secured by charges over other investment of this subsidiary with net book value totalling US$8,374,000 (31 December 2002: US$8,628,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 30 June 2003.

14. Commitments for capital expenditure

The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	Unaudited 30 June 2003 *US$'000*	Audited 31 December 2002 *US$'000*
Contracted but not provided for	**104,870**	86,958
Authorised by Directors but not contracted for	**353,833**	354,612
	458,703	441,570

15. Subsequent events

On 4 July 2003, the undrawn facility of US$215,000,000 under an US$400,000,000 syndicated bank loan agreement expired. As of the date of this report, a wholly owned subsidiary of the Group has entered into new five-year unsecured bank loan agreements totaling HK$1,600,000,000 to meet its funding requirements. The all-inclusive cost of these new bilateral loans ranges between 50 to 55 basis points over HIBOR.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

The results for the first half of 2003 were materially adversely affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, Mainland China and other countries in South East Asia.

For the first quarter 2003, the overall performance of the Group's hotels in terms of room yields ("RevPAR") was slightly ahead of last year's actual despite the threat of the Iraq war which discouraged long-haul travel. The outbreak of the SARS epidemic in late March led to an unprecedented decline in travel volumes and hotel occupancies throughout most of the South East Asian region. The situation began to gradually improve with the progressive lifting of travel warnings issued by the World Health Organization ("WHO") to the SARS affected cities/countries. Consequently, performance of the Group's hotels for the first half of 2003 was severely affected.

The key performance indicators are as follows:

	2003 Weighted Average			2002 Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**35**	**189**	**88**	70	182	123
Mainland China	**44**	**81**	**36**	65	84	56
The Philippines	**55**	**88**	**48**	56	94	58
Singapore	**47**	**104**	**53**	69	109	74
Thailand	**47**	**106**	**54**	60	97	69
Malaysia	**47**	**60**	**31**	53	56	29
Fiji	**53**	**88**	**46**	67	70	47
Indonesia	**35**	**91**	**27**	37	100	32
Myanmar	**33**	**37**	**12**	42	31	12

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Apart from the fall-out of the SARS epidemic, the hotels in the Philippines continue to experience weakness in demand due to persistent security concerns and an uncertain investment climate. Likewise, the hotels in Indonesia and Yangon continue to suffer on account of the political and economic problems facing these countries.

In response to the unprecedented market situation, management took immediate actions to minimise expenditures especially salaries and wages and discretionary costs, conserve cash resources and maintain sufficient banking facilities to fund capital commitments and working capital needs. The Group has also launched aggressive marketing campaigns in conjunction with major airlines in late June to incentivise hotel stays. With the gradual restoration of flight schedules, the Group's hotels are generally experiencing good recovery in room occupancies.

OPERATIONS REVIEW *(Continued)*

(Performance compared to the corresponding period last year)

Revenues *(Continued)*

Hotel Management

Due to the poor performance of the hotels, revenues of the hotel management arm of the Group recorded a 27% fall in revenues before consolidation adjustments. This caused an operating loss before consolidation adjustments of US$1.6 million being recorded for the period compared to a profit of US$3.7 million last year.

Investment Properties

The Group's principal investment properties are located in Shanghai and Beijing and owned by associated companies. The overall yields of both the commercial and office space in these two cities registered an increase during the period. Yields of commercial space registered increases ranging from 11% at the Phase I of the China World Trade Center ("CWTC") and at the Shanghai Centre to 25% at the Phase II of CWTC. Yields of office space at the Shanghai Kerry Centre registered an increase of 27% while the yields in the other properties also recorded moderate growth rates between 1% to 6%. Excepting an occupancy of 86% recorded at the CWTC, the weighted average occupancies for commercial and office space in these two cities were above 90%. However, emergence of competitive supply in serviced apartments in these two cities led to a decline in the weighted average yields in Beijing and Shanghai by 3% and 1%, respectively.

The serviced apartments in the Century Tower, Dalian recorded 12% increase in yields with the occupancy rate increasing to 55%.

Weighted average yields of the serviced apartments in Singapore increased by 3%. Yields of the commercial space (fully occupied) registered an increase by 6% while yields of the office space registered a decline by 17%.

In Kuala Lumpur, the yields of both the office space and serviced apartments registered a decline of 8%. However, the yields of the commercial space registered an increase of 3%. Yields of the office space in Bangkok registered a decline of 3%.

Consolidated Profits

Consolidated profits attributable to shareholders decreased materially from US$47.9 million in the last year to US$5.6 million largely due to the adverse impact of the outbreak of SARS on the performance of the Group's hotels. The results were also affected by the write off of the residual value of fixed assets of US$8.7 million following major renovations to the Valley Wing of the Shangri-La Hotel, Singapore.

OPERATIONS REVIEW *(Continued)*

(Performance compared to the corresponding period last year)

Consolidated Net Asset Value and Gearing Ratio

As disclosed in the Condensed Consolidated Statement of Changes in Equity, with the adoption of the revised SSAP 12 (as described in details in note 1 to the condensed consolidated accounts), the Group's net asset value as at 31 December 2002 has been reduced with additional deferred tax liabilities of US$320.7 million being recorded by way of restatement in the accounts as at 31 December 2002. The significant increase in deferred tax liabilities is due to the adoption of full provision basis on all temporary differences against partial provision basis on those timing differences expected to be reversed in the foreseeable future. Substantial amount of the additional provision relates to the full effect of temporary differences arising from depreciation of fixed assets and revaluations of the hotel and investment properties. The Group believes that most of the provisions will not crystalise in the foreseeable future and thus will not create substantial burden to the Group's operating cash flow as:

1. The temporary differences arising from depreciation of fixed assets are not expected to reverse in the foreseeable future, and

2. The temporary differences relating to the surplus arising from the revaluation will not materialise as the management intends to operate the hotel and investment properties on a long-term basis.

The deterioration in the Gearing Ratio resulted from the accounting impact of these adjustments on the Group's net asset value.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

The analysis of loans outstanding as at 30 June 2003 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2003				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	–	–	874.8	38.4	913.2
Project bank loans and overdrafts	164.0	27.5	22.7	2.2	216.4
Floating rate notes	–	17.2	–	–	17.2
	164.0	44.7	897.5	40.6	1,146.8
Secured					
Project bank loans and overdrafts	6.0	–	11.4	–	17.4
Total borrowings	170.0	44.7	908.9	40.6	1,164.2
Undrawn but committed facilities					
Bank loans and overdrafts	281.0	2.9	26.7	32.6	343.2

Note: The undrawn but committed facilities balances included US$215.0 million facilities which expired in July 2003 but excluded HK$1,600 million new five-year facilities committed subsequent to 30 June 2003.

CORPORATE DEBT AND FINANCIAL CONDITIONS *(Continued)*

The currency-mix of the borrowings, and cash and bank balances as at 30 June 2003 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	923.5	11.6
In Singapore dollars	147.5	1.7
In Malaysian Ringgit	50.2	0.8
In Renminbi	33.8	17.4
In United States dollars	9.1	53.7
In Thai Baht	0.1	10.2
In Philippine Pesos	–	8.3
In Fiji dollars	–	8.6
In other currencies	–	0.2
	1,164.2	112.5

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit, United States dollars and Thai Baht are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds, SIBOR and Minimum Overdraft Rate, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2003, of the Group's cash and bank balances, US$99.0 million (31 December 2002: US$79.9 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise interest costs

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The Group decided not to draw down the remaining undrawn facility of US$215 million which expired in early July 2003 under a US$400 million loan agreement which carried a higher interest rate. In July 2003, the Group executed an aggregate of HK$1,100 million five-year unsecured bilateral Hong Kong dollar loan agreements with individual banks. The Group executed another HK$500 million five-year unsecured bilateral Hong Kong dollar loan agreement in August 2003. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 30 June 2003, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

(b) Minimise currency exposure

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the period, subsidiaries in Mainland China have obtained new bank loan facilities with an aggregate amount of Renminbi 390 million to finance project development and

TREASURY POLICIES *(Continued)*

(b) Minimise currency exposure *(Continued)*

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

OTHER INVESTMENTS

As at 30 June 2003, the market value of the Group's investment portfolio was US$46.6 million which included an unrealised gain of US$9.4 million before adjustment of minority interests (US$9.5 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$8.4 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 20,602,589 ordinary shares in Kerry Properties Limited with a market value of US$23.8 million as at 30 June 2003.

NEW PROJECTS AND RENOVATION PROGRAMMES

Construction work on the Shangri-La Hotel, Fuzhou ("SLFZ"), the Shangri-La Hotel, Zhongshan ("SLZN") and the extension of the Pudong Shangri-La, Shanghai ("SLPU") is on-going. SLZN will open for business in December 2003 while SLFZ and the extension of SLPU will open in 2005. As at 30 June 2003, the Group has already invested US$40.1 million in these projects. SLPU and SLZN have obtained project loan facilities from banks in the Renminbi equivalent of US$25.4 million and US$37.4 million, respectively. SLPU has fully utilised its available facilities while SLZN has drawn down US$4.8 million. The future incremental costs to complete these three projects, net of funding from minority shareholders, are estimated at US$158.5 million and will be mainly financed by locally contracted project loans and the operating surplus of SLPU (in respect of the extension). The master development plan for the project in Jingan Nanli, Shanghai is being finalised.

In July 2003, the Group has entered into an agreement to acquire a piece of land in Guangzhou in Mainland China at a cash consideration of US$21.7 million for the development of a hotel project. A deposit equivalent to 50% of the consideration was paid in early August.

Renovations at the Shangri-La Hotel, Kuala Lumpur and the fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao have been completed. Renovations at the Shangri-La Hotel, Bangkok, the Kowloon Shangri-La, Hong Kong, the China World Hotel, Beijing, the Shangri-La Golden Flower Hotel, Xian and the Valley Wing of the Shangri-La Hotel, Singapore are on-going and are expected to be completed before year end 2003. Renovations at the Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu and Shangri-La's Mactan Island Resort, Cebu are on-going and are expected to be completed by mid-2004. Newly commenced renovation projects at the Island Shangri-La, Hong Kong, the Edsa Shangri-La, Manila and Shangri-La's Rasa Sayang Resort, Penang are expected to be progressively completed by year end 2004. Expenditure on renovations are mainly financed by operating cash flows of the individual hotel, supplemented by locally contracted short term bank loans, where appropriate.

The development of Phase III of the CWTC complex in Beijing is still at the planning stage. The cost of the proposed development which is estimated at US$800 million will be financed by a subsidiary of China World Trade Center Ltd., an associated company of the Group, through internally and externally sourced funds. It is expected that there will be no demand on the Group's cash resources arising from this project.

MANAGEMENT CONTRACTS

The Putrajaya Shangri-La, Malaysia in Kuala Lumpur and the Shangri-La Hotel, Dubai commenced operations on 4 February 2003 and 8 July 2003, respectively. The Group signed two new hotel management contracts during the period, which included the successful rebranding of a hotel as the Shangri-La Hotel, Sydney on 1 July 2003. The other contract concerns a new development – Traders Hotel, Kuala Lumpur which is expected to open for business in 2006.

The Traders Hotel, Dubai and the Shangri-La Hotel, Zhengzhou are expected to open for business towards this year end while the Shangri-La Hotel, Maldives is expected to open by end 2004. Shangri-La's Sunny Bay Resort, Sanya, the Traders Hotel, Kunshan, the Traders Fudu Hotel, Changzhou (all located in Mainland China) and Shangri-La's Barr Al Jissah Resort, Muscat, Oman are expected to open for business in 2005.

In July 2003, the Group terminated its management contract for a Traders Hotel in Shijiazhuang, Mainland China due to a change in the ownership structure of the developer.

In August 2003, the Group signed two new management contracts – one for a hotel in Doha, Qatar to open in 2006 and a hotel in Haikou, Hainan, Mainland China, to open in 2005.

The Group does not have any equity interest in these hotels. The Group believes that these management contracts can significantly underpin the brand strength and improve returns without capital commitment.

PROSPECTS

With the lifting of travel advisories by the WHO in June, signs of a gradual recovery in air-travel and hotel occupancies have emerged. Due to the psychological impact of SAR, although it is generally expected that it may take a few months before the business returns to normalcy, occupancies at most of the Group's hotels are recovering quickly especially in the secondary cities in Mainland China. Given that the fundamentals of the Mainland Chinese economy remain very strong supplemented by growth in international arrivals and domestic travel, the Group benefits from its strong presence in Mainland China.

In addition, since most of the hotels' on-going major improvements and renovations will be completed this year end or in early 2004, the Group believes that the renovated and upgraded products should be available for sale to coincide with the anticipated turn-around in business conditions in the region.

However, the performance of the global economy and the security concerns in some of the countries in the region remain important factors affecting the performance of the Group's hotels outside Mainland China.

The performance of the Group's investment properties is expected to be relatively stable.

PERSONNEL

As at 30 June 2003, the Company and its subsidiaries had approximately 15,600 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2003 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the period *(Note 1)*	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2003	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr YE Longfei	1 May 1998	I	96,760	-	-	-	-	-	96,760	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	96,760	-	-	-	-	-	96,760	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	96,760	-	-	-	-	-	96,760	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	193,822	-	-	-	-	-	193,822	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	193,822	-	-	-	-	-	193,822	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	339,606	-	-	-	-	-	339,606	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	339,606	-	-	-	-	-	339,606	8.18	15 January 2003 - 14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	387,041	-	-	-	-	-	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	387,041	-	-	-	-	-	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	387,041	-	-	-	-	-	387,041	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	242,278	-	-	-	-	-	242,278	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	242,277	-	-	-	-	-	242,277	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	145,545	-	-	-	-	-	145,545	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	145,545	-	-	-	-	-	145,545	8.18	15 January 2003 - 14 January 2011
Mr Thaddeus Thomas BECZAK *(Note 2)*	1 May 1998	I	387,041	-	-	-	-	(387,041)	-	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	242,278	-	-	-	-	(242,278)	-	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	242,277	-	-	-	-	(242,277)	-	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	48,515	-	-	-	-	(48,515)	-	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	48,515	-	-	-	-	(48,515)	-	8.18	15 January 2003 - 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	145,141	-	-	-	-	-	145,141	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	145,141	-	-	-	-	-	145,141	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	145,139	-	-	-	-	-	145,139	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	266,505	-	-	-	-	-	266,505	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	266,505	-	-	-	-	-	266,505	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	145,545	-	-	-	-	-	145,545	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	145,545	-	-	-	-	-	145,545	8.18	15 January 2003 - 14 January 2011
Mr John David HAYDEN	1 May 1998	I	387,041	-	-	-	-	-	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	387,041	-	-	-	-	-	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	387,041	-	-	-	-	-	387,041	8.26	1 May 2001 - 30 April 2008
2. Continuous Contract Employees	1 May 1998	I	1,519,134	-	-	(87,084)	387,041	(145,141)	1,673,950	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	1,519,134	-	-	(87,084)	387,041	(145,141)	1,673,950	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	1,519,130	-	-	(87,084)	387,041	(145,139)	1,673,948	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	2,156,269	-	-	(38,764)	242,278	(96,911)	2,262,872	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	2,156,255	-	-	(38,764)	242,277	(96,911)	2,262,857	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	1,450,611	-	-	(33,961)	48,515	(48,515)	1,416,650	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	1,450,586	-	-	(33,960)	48,515	(48,515)	1,416,626	8.18	15 January 2003 - 14 January 2011

SHARE OPTIONS *(Continued)*

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the period *(Note 1)*	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2003	Exercise price per option share *HK$*	Exercisable Period
3. Other Participants	1 May 1998	I	1,209,503	-	-	-	-	-	1,209,503	8.26	1 May 1999 - 30 April 2008
	1 May 1998	I	48,380	-	-	-	-	-	48,380	8.26	1 May 1999 - 30 November 2003
	1 May 1998	I	-	-	-	-	145,141	-	145,141	8.26	1 May 1999 - 22 May 2004
	1 May 1998	II	1,209,503	-	-	-	-	-	1,209,503	8.26	1 May 2000 - 30 April 2008
	1 May 1998	II	48,380	-	-	-	-	-	48,380	8.26	1 May 2000 - 30 November 2003
	1 May 1998	II	-	-	-	-	145,141	-	145,141	8.26	1 May 2000 - 22 May 2004
	1 May 1998	III	1,209,499	-	-	-	-	-	1,209,499	8.26	1 May 2001 - 30 April 2008
	1 May 1998	III	48,380	-	-	-	-	-	48,380	8.26	1 May 2001 - 30 November 2003
	1 May 1998	III	-	-	-	-	145,139	-	145,139	8.26	1 May 2001 - 22 May 2004
	15 January 2000	I	867,354	-	-	-	-	-	867,354	8.82	15 January 2001 - 14 January 2010
	15 January 2000	I	-	-	-	-	96,911	-	96,911	8.82	15 January 2001 - 22 May 2004
	15 January 2000	II	867,349	-	-	-	-	-	867,349	8.82	15 January 2002 - 14 January 2010
	15 January 2000	II	-	-	-	-	96,911	-	96,911	8.82	15 January 2002 - 22 May 2004
	15 January 2001	I	198,913	-	-	-	-	-	198,913	8.18	15 January 2002 - 14 January 2011
	15 January 2001	I	-	-	-	-	48,515	-	48,515	8.18	15 January 2002 - 22 May 2004
	15 January 2001	II	198,910	-	-	-	-	-	198,910	8.18	15 January 2003 - 14 January 2011
	15 January 2001	II	-	-	-	-	48,515	-	48,515	8.18	15 January 2003 - 22 May 2004
Total:			25,134,546	-	-	(406,701)	2,468,981	(2,468,981)	24,727,845		

Notes:

1. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect.

2. Mr Thaddeus Thomas Beczak retired by rotation pursuant to the Bye-Laws of the Company. As Mr Beczak did not offer himself for re-election, he retired from his office as Director of the Company at the Annual General Meeting of the Company held on 30 May 2003. The options granted to Mr Beczak remain exercisable following his retirement as he is still an executive Director in several of the Company's subsidiaries and therefore, an Executive of the Group. Those options were re-classified to the category of "Continuous Contract Employees" during the period.

3. No options were cancelled under the Executive Option Scheme during the period.

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2003 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2003	Exercise price per option share *HK$*	Exercisable Period
1. Directors											
Mr YE Longfei	29 May 2002	I	500,000	–	–	–	–	–	500,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	500,000	–	–	–	–	–	500,000	6.81	29 May 2004 – 28 May 2012
Mr KUOK Khoon Ho	29 May 2002	I	500,000	–	–	–	–	–	500,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	500,000	–	–	–	–	–	500,000	6.81	29 May 2004 – 28 May 2012
Mr Thaddeus Thomas BECZAK *(Note 1)*	29 May 2002	I	75,000	–	–	–	–	(75,000)	–	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	(75,000)	–	6.81	29 May 2004 – 28 May 2012
Mr Giovanni ANGELINI	29 May 2002	I	600,000	–	–	–	–	–	600,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	600,000	–	–	–	–	–	600,000	6.81	29 May 2004 – 28 May 2012
Mr LUI Man Shing	29 May 2002	I	150,000	–	–	–	–	–	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,000	–	–	–	–	–	150,000	6.81	29 May 2004 – 28 May 2012
Mr NG Si Fong, Alan	29 May 2002	I	60,000	–	–	–	–	–	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	60,000	–	–	–	–	–	60,000	6.81	29 May 2004 – 28 May 2012
Madam KUOK Oon Kwong	29 May 2002	I	150,000	–	–	–	–	–	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,000	–	–	–	–	–	150,000	6.81	29 May 2004 – 28 May 2012
Mr John David HAYDEN	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
Mr HO Kian Guan	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
Mr LEE Yong Sun	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
Mr Alexander Reid HAMILTON	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
2. Continuous Contract Employees	29 May 2002	I	5,405,000	–	–	(125,000)	75,000	(75,000)	5,280,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	5,405,000	–	–	(125,000)	75,000	(75,000)	5,280,000	6.81	29 May 2004 – 28 May 2012
3. Other Participants	29 May 2002	I	695,000	–	–	(30,000)	–	–	665,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	I	–	–	–	–	75,000	–	75,000	6.81	29 May 2003 – 22 May 2004
	29 May 2002	II	695,000	–	–	(30,000)	–	–	665,000	6.81	29 May 2004 – 28 May 2012
	29 May 2002	II	–	–	–	–	75,000	–	75,000	6.81	29 May 2004 – 22 May 2005
Total:			16,870,000	–	–	(310,000)	300,000	(300,000)	16,560,000		

SHARE OPTIONS *(Continued)*

Notes:

1. Mr Thaddeus Thomas Beczak retired by rotation pursuant to the Bye-Laws of the Company. As Mr Beczak did not offer himself for re-election, he retired from his office as Director of the Company at the Annual General Meeting of the Company held on 30 May 2003. The options granted to Mr Beczak remain exercisable following his retirement as he is still an executive Director in several of the Company's subsidiaries and therefore, an Executive of the Group. Those options were re-classified to the category of "Continuous Contract Employees" during the period.

2. No options were cancelled under the New Option Scheme during the period.

Subsequent to 30 June 2003, options on 100,000 shares have lapsed under the New Option Scheme.

Pursuant to the terms of the Executive Option Scheme and the New Option Scheme, options on 7,016,701 shares and 680,000 shares respectively, have so far lapsed. As at the date of this report, the options outstanding aggregate to 24,727,845 shares and 16,460,000 shares under the Executive Option Scheme and the New Option Scheme, respectively.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2003, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares Held: Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	–	297,410	–	300,866	0.01%
	Mr YE Longfei	Ordinary	–	–	–	–	–	–
	Mr KUOK Khoon Ho	Ordinary	3,510	–	–	385,150 *(Note 2)*	388,660	0.02%
	Mr Giovanni ANGELINI	Ordinary	100,000	–	–	–	100,000	0.00%
	Mr LUI Man Shing	Ordinary	–	–	–	–	–	–
	Mr NG Si Fong, Alan	Ordinary	–	–	–	–	–	–
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	–	–	343,390	0.02%
	Mr John David HAYDEN	Ordinary	–	–	–	–	–	–
	Mr HO Kian Guan	Ordinary	167,475	–	69,976,457 *(Notes 4 and 5)*	–	70,143,932	3.22%
	Mr LEE Yong Sun	Ordinary	–	–	–	–	–	–

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(a) Long positions in shares of the Company and Associated Corporations *(Continued)*

Name of Company	Name of Director	Class of Shares	Number of Shares Held Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company
(i) The Company *(Continued)*	Mr Alexander Reid HAMILTON	Ordinary	–	–	–	–	–	–
	Mr TOW Heng Tan	Ordinary	–	–	–	–	–	–
	Mr HO Kian Cheong (Alternate to Mr HO Kian Guan)	Ordinary	24,515	–	66,907,292 *(Note 4)*	–	66,931,807	3.07%
(ii) Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Mr KUOK Khoon Ho	Ordinary	–	–	10,000 *(Note 6)*	–	10,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 *(Note 6)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares were held by the relevant Director through a discretionary trust.

3. These shares were held by the spouse of the relevant Director.

4. 66,907,292 shares were held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Cheong.

5. 3,069,165 shares were held through a company whose directors are accustomed to act in accordance with Mr HO Kian Guan's instruction.

6. These shares were held through a company which is owned as to 50% by each of Mr KUOK Khoon Ho and Madam KUOK Oon Kwong.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2003, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the period were stated in the previous section headed "Share Options" of this report.

Save as mentioned above, as at 30 June 2003, none of the Directors had any interests or short positions in the shares or underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2003, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company
Kerry Group Limited ("KGL")	Interest of controlled corporations	987,306,500	45.30%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Interest of controlled corporations	987,306,500	45.30%
Caninco Investments Limited ("Caninco") *(Notes 2 and 3)*	Beneficial owner	437,597,878	20.08%
Darmex Holdings Limited ("Darmex") *(Notes 2 and 3)*	Beneficial owner	218,425,226	10.02%
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	7.63%
Cress Limited ("Cress") *(Note 4)*	Beneficial owner	166,284,498	7.63%
Templeton Global Advisors Ltd.	Investment manager	148,743,388	6.82%

Notes:

1. Out of KHL's interest in 987,306,500 shares, 961,549,085 shares were held through its wholly-owned subsidiaries (including Caninco and Darmex), 2,844,360 shares were held through a 43.85% owned associated company, 9,718,000 shares were held through a 38.10% owned associated company and 13,195,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek and its interest in the shares of the Company is included in the interest held by Temasek.

Save as mentioned above, as at 30 June 2003, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2003.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee comprises three executive Directors and two non-executive Directors, one of them being independent. The current Committee members are Mr KUOK Khoon Loong, Edward, Mr YE Longfei, Mr KUOK Khoon Ho, Mr HO Kian Guan and Mr TOW Heng Tan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

DIRECTOR

On 22 August 2003, Mr Roberto V. ONGPIN was appointed as a non-executive Director of the Company.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 17 September 2003 to Friday, 19 September 2003, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 16 September 2003.

It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the scrip dividend scheme will be despatched to those entitled thereto on or about Tuesday, 18 November 2003.

On behalf of the Board of Directors



KUOK Khoon Loong, Edward
Chairman

Hong Kong, 22 August 2003